Exhibit 99.6

Sphere 3D Corp. Begins Strategic Review of Debt Financing Options

  Sphere 3D and its advisors will review options to finance the growth of the Company and enhance shareholder value.

TORONTO, Ontario, Canada, April 7, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral bitcoin mining company operating at an industrial scale, today announced that it will explore debt financing options to raise incremental capital to fund the growth of the Company and maximize value to shareholders.

Sphere 3D will evaluate its potential debt financing options to fund the Company's purchase of S19j Pro bitcoin miners, the expansion of its mining fleet, and its growth into new areas of cryptocurrency and blockchain. The review is part of an ongoing initiative by Sphere 3D's board of directors to optimize the operations and financing of the Company to facilitate growth and drive value for shareholders.

"Raising capital is critical to achieving our growth objectives.  We plan to identify debt financing options that address our funding requirements while creating long-term value for shareholders," said Patricia Trompeter, CEO of Sphere 3D.

Jefferies LLC is acting as Sphere 3D's financial adviser in this review.  There is no timeline set for this process and no assurance that the Company will enter into a debt agreement or complete any financing transaction as a result of this review.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  The Company's mining operation currently has 1,000 S19j Pro miners operating, and expects delivery of 4,000 more in the second quarter of 2022 and 55,000 additional S19j Pro miners by year-end 2022.  Sphere 3D has approximately 6.0 EH/s of capacity under contract for deliveries this year.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

No Offer or Solicitation

This communication shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

Kurt.kalfleisch@sphere3d.com